Exhibit to Accompany
Item 77J
Form N-SAR

The Bramwell Funds, Inc.
"(the"Funds")"


According to the provisions of Statement of Position
93 - 2 (SOP "93 - 2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, reclassifications were recorded to decrease accumulated net investment losses by $2,430,053 and $19,550, to increase capital stock by $1,025,046 and $0, and to decrease undistributed net realized gain on investments by $3,455,099 and $19,550 for the Growth Fund and Focus Fund, respectively for the year ended June 30, 2000.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds' capital account on a tax basis.